Statuten	Articles of Association

der	of

Lithium Argentina AG	Lithium Argentina AG
(Lithium Argentina SA)	(Lithium Argentina SA)

mit Sitz in Zug, Schweiz	with registered office in Zug, Switzerland

I. Allgemeine Bestimmungen

Artikel 1: Firma, Sitz, Dauer

Unter der Firma

Lithium Argentina AG
(Lithium Argentina SA)

besteht eine Aktiengesellschaft (die "Gesellschaft") gemäss Art. 620 ff. OR mit Sitz in Zug, Schweiz. Die Dauer der Gesellschaft ist unbeschränkt.

Artikel 2: Zweck

I. General Provisions

Article 1: Corporate Name, Registered

Office, Duration

Under the corporate name

Lithium Argentina AG

(Lithium Argentina SA)

a company (the "Company") exists pursuant to art. 620 et seqq. of the Swiss Code of Obligations (the "CO") with its registered office in Zug, Switzerland. The duration of the Company is unlimited.

Article 2: Purpose

1.	Die Gesellschaft bezweckt den direkten oder indirekten Erwerb, das Halten, die Finanzierung, die Verwaltung, das Verwerten und Veräussern von Beteiligungen an in- und ausländischen, börsenkotierten und nicht börsenkotierten Unternehmen oder anderen Rechtseinheiten, Partnerschaften oder Personengesellschaften.	1.	The purpose of the Company is to directly or indirectly acquire, hold, finance, man- age, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partner- ships or persons.

2.	Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und jede Art von Unternehmen und Gesellschaften erwerben, halten, veräussern oder finanzieren. Die Gesellschaft kann Grundstücke erwerben, halten und veräussern. Die Gesellschaft kann alle kommerziellen Tätigkeiten ausüben, welche direkt oder indirekt mit dem Zweck der Gesellschaft im Zusammenhang stehen, und alle Massnahmen ergreifen, die den Gesellschaftszweck angemessen zu fördern scheinen oder mit diesem im Zusammenhang stehen, einschliesslich, aber nicht beschränkt auf, jegliche kommerziellen Aktivitäten im Bergbau- und Rohstoffsektor (wie die Förderung von Lithiumprojekten sowie damit verbundene Geschäfts-, Entwicklungs- und Handelsaktivitäten).	2.	The Company may set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. The Company may acquire, hold, and sell real estate. The Company may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of the Company, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities).

Statuten / Articles of Association	2

II. Aktienkapital
Artikel 3: Anzahl Aktien, Nominalwert, Art

Das Aktienkapital der Gesellschaft beträgt USD 1'619'322.34 und ist eingeteilt in 161'932'234 Namenaktien mit einem Nennwert von je USD 0.01. Die Aktien sind vollständig liberiert.

Artikel 4: Kapitalband	II. Share Capital
Article 3: Number of Shares, Par Value, Type

The share capital of the Company amounts to USD 1,619,322.34 and is divided into 161,932,234 registered common shares with a par value of USD 0.01 per share. The share cap- ital is fully paid-in.

Article 4: Capital Band

1.	Der Verwaltungsrat ist ermächtigt bis zum 19. Juni 2030, das Aktienkapital bis zur Obergrenze von USD 2'428'983.51 zu erhöhen oder das Aktienkapital bis zur Untergrenze von USD 1'457'390.11 herabzusetzen. Der Verwaltungsrat ist im Rahmen des Kapitalbandes ermächtigt einmal oder mehrmals in beliebigen (Teil-) Beträgen das Aktienkapital bis zur Obergrenze zu erhöhen oder bis zur Untergrenze herabzusetzen oder die Gesellschaft oder eine ihrer Gruppengesellschaft zu veranlassen, direkt oder indirekt Aktien zu erwerben (einschliesslich im Rahmen eines Aktienrückkaufsprogramm) oder zu veräussern. Die Kapitalerhöhung oder - herabsetzung kann durch Ausgabe von neuen voll zu liberierende Namenaktien mit einem Nennwert von je USD 0.01 bzw. Vernichtung von voll liberierten Namenaktien mit einem Nennwert von je USD 0.01 oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Aktien oder durch gleichzeitige Herabsetzung und Wiedererhöhung des Aktienkapitals erfolgen, jeweils im Rahmen des Kapitalbandes.	1.	The board of directors is authorized to conduct increases of the share capital up to an upper limit in the amount of USD 2,428,983.51 or to decrease the share capital down to a lower limit of an amount of USD 1,457,390.11 until 19 June 2030. The board of directors shall be authorized within the capital band to increase or de- crease the share capital, as applicable, once or several times and in any (partial) amounts up to the upper limit or down to the lower limit or to cause the Company or any of its group companies to acquire (including under a share repurchase program) shares, directly or indirectly. The capital increase or reduction may be effected by issuing new fully paid-in registered shares with a par value of USD 0.01 each or by cancelling fully paid-in registered shares with a par value of USD 0.01 each, as applicable, each within the limits of the capital band, or by increasing or reducing the par value of the existing registered shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band.

Statuten / Articles of Association	3

2.	Innerhalb des Kapitalbandes können Aktien auch, aber nicht ausschliesslich, im Rahmen einer (Kombinations- oder Absorptions-) Fusion, Akquisition, öffentlichen Übernahme oder einer ähnlichen Transaktion (eine "strategische Transaktion") ausgegeben oder vernichtet werden.	2.	Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation (merger with one surviving entity), acquisition, public takeover or any other similar transaction (a "Strategic Transaction").

3.	Bei einer Kapitalerhöhung im Rahmen des Kapitalbandes soll der Verwaltungsrat die Anzahl auszugebender Aktien, den Ausgabepreis, die Art und Weise der Liberierung (durch Barliberierung, Sacheinlage, Verrechnungsliberierung oder Umwandlung frei verfügbaren Eigenkapitals), den Ausgabezeitpunkt, die Bedingungen zur Ausübung von Bezugsrechten, den Beginn des Dividendenanspruches sowie alle weiteren relevanten Ausgabebedingungen festlegen. Der Verwaltungsrat kann Aktien im Rahmen einer Festübernahme, einer Direktplatzierung oder einer ähnlichen Transaktion über die Vermittlung von Finanzinstituten, eines Konsortiums von Finanzinstituten oder eines anderen Dritten sowie durch ein nachfolgendes Angebot dieser Aktien an die bestehenden Aktionäre oder Dritte (falls die Bezugsrechte der bestehenden Aktionäre entzogen oder nicht ausgeübt wurden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu gestatten, einzuschränken oder auszuschliessen. Im Falle nicht ausgeübter Bezugsrechte kann der Verwaltungsrat nach eigenem Ermessen entweder zulassen, dass diese Rechte wertlos verfallen, die Bezugsrechte oder die Aktien, für die Bezugsrechte gewährt, aber nicht ausgeübt wurden, zu Marktbedingungen platzieren oder sie auf eine andere Weise im Interesse der Gesellschaft verwenden.	3.	In case of a capital increase within the capital band, the board of directors shall deter- mine the number of shares, the issue price, the form of payment required for subscription (including a cash contribution, contribution in kind, by off-setting claims against the Company, or by converting freely dis- posable equity), the date of issue, the conditions governing the exercise of subscription rights, the commencement of dividend entitlement and all other relevant terms of issuance. The board of directors may issue shares by way of an underwritten offering, direct placement or a similar transaction through the intermediation of financial institutions, a syndicate of financial institutions or another third party and a subsequent offer of such shares to the existing share- holders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been exercised). The board of directors is authorized to permit, restrict or exclude the trading of subscription rights. In the event of subscription rights not being exercised, the board of directors may, at its discretion, either allow such rights to expire worthless, place them or the shares, for which subscription rights were granted but not exercised, at market conditions or use them in some other manner conducive to the interests of the Company.

Statuten / Articles of Association	4

4.	Der Verwaltungsrat ist in den folgenden Fällen ermächtigt, die Bezugsrechte der Aktionäre zu entziehen oder einzuschränken und solche Rechte Dritten (einschliesslich einzelner Aktionäre), der Gesellschaft oder einer ihrer Gruppengesellschaften zuzuweisen:		4.	The board of directors is authorized in the following cases to withdraw or restrict shareholders' subscription rights and to allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

	(a)	wenn der Ausgabepreis der neuen Aktien unter der Berücksichtigung des Marktwertes festgesetzt wird;		(a)	if the issue price of the new shares is determined by reference to the market price;
	(b)	für eine strategische Transaktion oder den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen, Förderzins, Immobilien, zur Finanzierung neuer Investitionsprojekte der Gesellschaftoderihrer Gruppengesellschaften, zum Erwerb von Produkten, geistigem Eigentum oder Lizenzen durch oder für Investitionsprojekte der Gesellschaft oder einer ihrer Gruppengesellschaften oder, in jedem Fall, zur Finanzierung oder Refinanzierung solcher Transaktionen;		(b)	for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of the Company or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or, in each case, for the financing or refinancing of such transactions;
	(c)	zur Beteiligung von Partnern im Rahmen strategischer Partnerschaften;		(c)	for participation of partners in the con- text of strategic partnerships;
	(d)	für eine Kapitalbeschaffung in schneller und flexibler Weise oder zur Erreichung eines strategischen Ziels der Gesellschaft, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht möglich wäre oder nur mit grosser Schwierigkeit, Verzögerung oder zu wesentlich schlechteren Bedingungen erreicht werden könnte;		(d)	for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of the Company and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;
	(e)	zum Zweck der Erweiterung des Aktionärskreises der Gesellschaft in bestimmten Finanzoder Investorenmärkten oder zur Beteiligung von strategischen Partnern, einschliesslich Finanzinvestoren;		(e)	for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets or for purposes of the participation of strategic partners including financial investors;
	(f)	im Zusammenhang mit der Börsennotierung neuer Aktien an inoder ausländischen Börsen;		(f)	in connection with listing of new shares on domestic or foreign stock ex-changes;
				(g)	for purposes of granting an over-allot-

Statuten / Articles of Association	5

	(g) zum Zweck der Gewährung einer Mehrzuteilungsoption (Greenshoe) im Falle einer Aktienplatzierung oder eines Aktienverkaufs and die betreffenden Erstkäufer oder Festübernehmer; oder		(g) for purposes of granting an over-allot-
	(h) für die Beteiligung von Mitgliedern des Verwaltungsrats, Mitglieder der Geschäftsleitung,Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Gruppengesellschaften Leistungen erbringen, einschliesslich Konsortialführer und Investmentbanken.		(h) for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, including arrangers and investment banks.

5.	Erhöht sich das Aktienkapital aufgrund einer Erhöhung aus bedingtem Kapital gemäss diesen Statuten, so erhöhen sich die obere und die untere Grenze des Kapitalbandes entsprechend dem Umfang der Erhöhung des Aktienkapitals.	5.	In the event of an increase of the share capital from conditional capital pursuant to these articles of association, the upper and lower limits of the capital band shall in- crease in an amount corresponding to such increase in the share capital.

6.	Im Falle einer Reduktion des Aktienkapitals im Rahmen des Kapitalbands legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrages fest. Unbeschadet des Vorstehenden kann der Verwaltungsrat den Herabsetzungsbetrag auch zur teilweisen oder vollständigen Beseitigung einer Unterbilanz im Sinne von Art. 653p OR verwenden oder kann gemäss Art. 653q OR gleichzeitig das Aktienkapital herabsetzen und mindestens auf den bisherigen Betrag erhöhen.	6.	In the event of a reduction of the share capital within the capital band, the board of directors shall, to the extent necessary, determine the use of the reduction amount. Without limitation to the foregoing, the board of directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of art. 653p of the CO or may, in the sense of art. 653q of the CO, simultaneously re- duce and increase the share capital to at least the previous amount.

7.	Im Falle einer Nennwertänderung sind neue Aktien im Rahmen des Kapitalbands mit gleichem Nennwert auszugeben wie die bestehenden Aktien.	7.	In the event of a change of the par value of the shares, the par value of new shares subsequently issued within the capital band shall also be changed.

8.	Die neuen Aktien unterliegen den Einschränkungen für die Registrierung im Aktienregister nach Artikel 9: dieser Statuten. ment option (Greenshoe)	8.	The new shares shall be subject to the limitations for registration in the share register pursuant to Article 9:of these articles of association.

Statuten / Articles of Association	6

Artikel 5: Bedingtes Aktienkapital für Aktienbeteiligungsprogramme		Article 5: Conditional Share Capital for Equity Incentive Plans

1.	Das Aktienkapital der Gesellschaft kann um höchstens USD 161'932.23 erhöht werden, durch die direkte oder indirekte Ausgabe von maximal 16'193'223 voll zu liberierenden Namenaktien mit einem Nennwert von je USD 0.01, die zugunsten der Mitglieder des Verwaltungsrats, leitenden Angestellten, Mitarbeitern, Beauftragten, Beratern oder andere Personen, die für die Gesellschaft oder einer ihrer Gruppengesellschaften Leistungen erbringen (die "Begünstigten"), ausgegeben werden. Die Ausgabe von voll zu liberierenden Namenaktien mit einem Nennwert von je USD 0.01 gemäss diesem Artikel 5: kann auch eintreten infolge der freiwilligen oder automatischen Erfüllung, Umwandlung oder Ausübung von Rechten oder der obligatorischen Ausübung von Verpflichtungen zum Erwerb neuer Aktien erfolgen, die den jeweiligen Begünstigten gewährt bzw. auferlegt wurden.	1.	The share capital of the Company may be increased by a maximum amount of USD 161'932.23 through the direct or indirect issuance of no more than 16'193'223 registered shares that are to be fully paid-in and have a par value of USD 0.01 each, to the members of the board of directors and to the officers, employees, contractors or consultants of the Company or any of its group companies, or other persons providing services to the Company or any of its group companies (the "Beneficiaries"). The issuance of fully paid-in registered shares with a par value of USD 0.01 each pursuant to this Article 5: may also occur as a result of the voluntary or automatic settlement, conversion or exercise of rights or the mandatory exercise of obligations to acquire new shares granted to, or imposed on, respectively, any of the Beneficiaries.

2.	Bezugs- und Vorwegzeichnungsrechte der Aktionäre sind im Zusammenhang mit dieser bedingten Kapitalerhöhung ausgeschlossen. Jede Ausgabe neuer Aktien oder die freiwillige, automatische oder obligatorische Ausübung von Rechten oder Verpflichtungen zum Erwerb von Aktien erfolgt gemäss einem oder mehreren Plänen, Vereinbarungen, Vorschriften oder Beschlüssen, die vom Verwaltungsrat oder, soweit ihm dies delegiert wurde, einem Ausschuss des Verwaltungsrats erlassen werden. Der Verwaltungsrat wird alle Einzelheiten der Ausgabebedingungen festlegen, wie etwa den Ausgabebetrag, Datum der Dividendenberechtigung und die Art der Beiträge. Eine solche Ausgabe neuer Aktien kann zu einem Preis pro Aktie unter dem jeweiligen Börsenkurs erfolgen, und solche Rechte oder Verpflichtungen zum Erwerb von Aktien können gewährt und auferlegt werden, wobei dieser Preis unter ihrem inneren Wert liegen kann.	2.	Subscription and advance subscription rights of shareholders are excluded for this conditional capital increase. Any such issuance of new shares or voluntary, automatic or mandatory exercise of rights or obligations to acquire shares shall be under one or more plans, agreements, regulations or resolutions to be issued by the board of directors or, to the extent delegated to it, a committee of the board of directors. The board of directors will determine all details of the terms of issue, such as each amount of issue, date of dividend entitlement, and kind of contributions. Any such issuance of new shares may be made at a price per share below the applicable stock exchange price and any such rights or obligations to acquire shares may be granted or imposed on, respectively, below their intrinsic value.

Statuten / Articles of Association	7

3.	Die Ausübung von Wandlungs-, Options- oder ähnlichen Rechten sowie der Verzicht auf diese Rechte kann elektronisch oder schriftlich erfolgen. Die Ausübungserklärung von Wandlungs-, Options- oder ähnlichen Rechten gemäss diesem Artikel 5: muss sich auf diesen Artikel 5: beziehen.	3.	The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this Article 5: shall refer to this Article 5:.

4.	Die neuen Aktien unterliegen den Einschränkungen für die Registrierung im Aktienregister nach Artikel 9: dieser Statuten.	4.	The new shares shall be subject to the limitations for registration in the share register pursuant to Article 9: of these articles of association.

Artikel 6: Bedingtes Aktienkapital für Finanzierungszwecke		Article 6: Conditional Share Capital for Financing Purposes

1.	Das Aktienkapital der Gesellschaft kann um einen Höchstbetrag von USD 647'728.93 durch die direkte oder indirekte Ausgabe von höchstens 64'772'893 voll zu liberierende Namenaktien im Nennwert von je USD 0.01 erhöht werden, (i) durch die Ausübung von Wandlungs-, Tausch-, Options-, Warrant-, Bezugsrechten oder anderen Rechten zum Erwerb von Aktien, oder (ii) aufgrund von Verpflichtungen zum Erwerb von Aktien, die den Aktionären oder Dritten allein oder in Verbindung mit Anleihensobligationen, Schuldpapieren, Darlehen, Optionen, Warrants oder anderen Wertpapieren oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Gruppengesellschaften gewährt oder auferlegt wurden (zusammenfassend als die "Finanzinstrumente" bezeichnet)."	1.	The share capital of the Company may be increased by a maximum amount of USD 647,728.93 through the direct or indirect issuance of no more than 64,772,893 registered shares that are to be fully paid-in and have a par value of USD 0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) as a result of obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the "Financial Instruments").

2.	Bei der Ausgabe von neuen Aktien im Zusammenhang mit Finanzinstrumenten ist das Bezugsrecht der Aktionäre ausgeschlossen. Die dannzumaligen Inhaber solcher Finanzinstrumente sind berechtigt, die neuen Aktien zu erwerben, die bei Ausübung, Austausch oder Wandlung der Finanzinstrumente ausgegeben werden. Der Verwaltungsrat legt die wesentlichen Bedingungen der Finanzinstrumente fest.	2.	Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the board of directors.

Statuten / Articles of Association	8

3.	Der Verwaltungsrat ist ermächtigt das Vorwegzeichnungsrecht im Zusammenhang mit der Ausgabe von Finanzinstrumenten der Gesellschaft oder einer ihrer Gruppengesellschaften zu limitieren oder zu entziehen, wenn (i) ein Grund gemäss Artikel 4:(4) der Statuten gegeben ist oder (ii) die Finanzinstrumente zu angemessenen Bedingungen platziert werden oder (iii) im Zusammenhang mit den 1.75% Convertible Senior Notes fällig 2027 gemäss der Vertrag ("Indenture") vom 6. Dezember 2021, in allfällig geänderter Version. Falls die Vorwegzeichnungsrechte vom Verwaltungsrat weder direkt noch indirekt gewährt werden, müssen (x) die Finanzinstrumente zu angemessenen Bedingungen ausgegeben werden und (y) der Umwandlungs-, Tausch- oder Ausübungszeitraum der Finanzinstrumente darf seit dem relevantem Ausgabedatum oder des Unterzeichnens des Finanzinstruments 30 Jahre nicht überschreiten.	3.	The board of directors is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (i) there is a valid reason pursuant to Article 4:(4) of these articles of association or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the 1.75% Convertible Senior Notes due 2027 as per the Indenture dated 6 December 2021, as amended. If the advance subscription rights are neither granted directly nor indirectly by the board of directors, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

4.	Die Ausübung von Wandlungs-, Options- oder ähnlichen Rechten sowie der Verzicht auf diese Rechte kann elektronisch oder schriftlich erfolgen. Die Erklärung zur Ausübung von Wandlungs-, Options- oder ähnlichen Rechten auf der Grundlage dieses Artikel 6: muss auf diesen Artikel 6: verweisen.	4.	The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this Article 6: shall refer to this Article 6:.

5.	Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 9: dieser Statuten.	5.	The new shares shall be subject to the limitations for registration in the share register pursuant to Article 9: of these articles of association.

Statuten / Articles of Association	9

Artikel 7: Form der Aktien		Article 7: Form of Shares

1.	Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten.	1.	The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertificated securities within the meaning of the CO (as amended from time to time), or intermediated securities.

2.	Bucheffekten und Sicherheiten an Bucheffekten können nicht mittels Abtretung übertragen oder begründet werden. Werden nicht verurkundete Aktien durch Abtretung übertragen, bedarf diese zur Gültigkeit der Anzeige an die Gesellschaft.	2.	Intermediated securities and security interest in any such intermediated securities, cannot be transferred or granted by way of assignment. If uncertificated securities are transferred by way of assignment, such assignment must be notified to the Company to be valid.

3.	Nachdem er im Aktienbuch eingetragen worden ist, kann der Aktionär von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die in seinem Eigentum stehenden Aktien verlangen. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Aktienurkunden oder Aktienzertifikate oder auf die Umwandlung der Namenaktien von einer Form in eine andere. Die Gesellschaft kann demgegenüber jederzeit Urkunden für Namenaktien (Einzelurkunden oder Urkunden über eine Mehrzahl von Aktien) ausstellen und ausliefern und mit der Zustimmung des Aktionärs ausgegebene Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren.	3.	Upon its registration with the share register, a shareholder may at any time request from the Company to issue a written confirmation of the registered shares held by such shareholder. However, the shareholder has no right to request the issue and delivery of share certificates nor the con- version of the registered shares issued in one form into another form. The Company may, however, at any time issue and deliver certificates for registered shares (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it.

4.	Vorbehältlich des anwendbaren Rechts kann die Gesellschaft jederzeit ohne Zustimmung der Aktionäre ihre Namenaktien von einer Form in eine andere Form umwandeln. Die Gesellschaft trägt alle mit einer solchen Umwandlung verbundenen Kosten.	4.	Subject to applicable law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion.

Statuten / Articles of Association	10

Artikel 8: Anerkennung der Statuten		Article 8: Recognition of Articles

Jede Ausübung von Aktionärsrechten schliesst die Anerkennung der Gesellschaftsstatuten in der jeweils gültigen Fassung in sich ein.		Any exercise of shareholders' rights automatically comprises recognition of the version of these articles of association in force at the time.

Artikel 9: Aktienbuch, Rechtsausübung		Article 9: Share Register, Exercise of Rights

1.	Die Gesellschaft führt selbst oder durch Dritte ein Aktienbuch für die Namenaktien, in welches die Eigentümer und Nutzniesser sowie Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten ("Nominees") mit Namen eingetragen werden. Die Gesellschaft oder der Dritte, welcher im Auftrag der Gesellschaft das Aktienbuch führt, ist berechtigt, zum Zeitpunkt der Eintragung in das Aktienbuch von der Person, die die Eintragung beantragt, einen geeigneten Nachweis über deren Eigentum an den Aktien zu verlangen. Im Verhältnis zur Gesellschaft wird als Aktionär, als Nutzniesser oder als Nominees nur anerkannt, wer im Aktienbuch eingetragen ist. Die Gesellschaft anerkennt nur einen Vertreter pro Aktie. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen. Bis eine solche Mitteilung erfolgt ist, gelten alle schriftlichen Mitteilungen der Gesellschaft an die im Aktienbuch verzeichnete Adresse als rechtsgültig zugestellt.	1.	The Company shall maintain, itself or through a third party, a share register for the registered shares in which the names and addresses of the owners and usufructuaries as well as the Persons who do not expressly declare in the registration application that they are holding the shares on their own account ("nominees") shall be entered. The Company or the third party maintaining the share register on behalf of the Company shall be entitled to request at the time of the entry into the share register from the person requesting such entry appropriate evidence of that person's title to the shares. In relation to the Company, only those shareholders, usufructuaries and nominees registered in the share register shall be recognized as such. The Company shall recognize only one representative per share. Any person registered in the share register changing its address, must notify the Company accordingly. Until such notification shall have occurred, all written communication from the Company to persons of record shall be deemed to have validly been made if sent to the address recorded in the share register.

2.	Erwerber von Namenaktien werden auf Gesuch hin ohne Begrenzung als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und für eigene Rechnung erworben zu haben, dass keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und dass er das mit den Aktien verbundene wirtschaftliche Risiko trägt mit der Ausnahme, dass der Verwaltungsrat Nominees, welche Aktien im eigenen Namen aber auf fremde Rechnung halten, als Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eintragen kann. Die an den Aktien wirtschaftlich Berechtigten, welche die Aktien über einen Nominee halten, üben Aktionärsrechte mittelbar über den Nominee aus.	2.	Persons acquiring registered shares shall on application be entered in the share register without limitation as shareholders with voting rights, provided they expressly declare themselves to have acquired the said shares in their own name and for their own account, that there is no agreement on the redemption or return of the corresponding shares and that he/she bears the economic risk associated with the shares, except that the board of directors may record nominees who hold shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of the Company. Beneficial owners of shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee.

Statuten / Articles of Association	11

3.	Erwerber von Namenaktien werden auf Gesuch hin ohne Begrenzung als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und für eigene Rechnung erworben zu haben, dass keine Vereinbarung über die Rücknahme	3.	The Company may, after consulting with the affected person or nominee, cancel entries in the share register retroactively with effect to the date of the entry, if such entries were based on false information given by the acquirer. The acquirer or nominee shall be informed of the cancellation immediately.

4.	Der Verwaltungsrat stellt Grundsätze über die Eintragung von Treuhändern/Nominees auf und erlässt die zur Einhaltung der vorstehenden Bestimmungen notwendigen Regelungen. Der Verwaltungsrat kann Ausnahmen von der Regelung in Bezug auf Nominees gewähren.	4.	The board of directors formulates general principles relating to the registration of fiduciaries/nominees and issues the necessary regulations to ensure compliance with the above provisions. The board of directors may grant exceptions from the rules regarding nominees.

5.	Stimmrechte und die damit verbundenen Rechte können der Gesellschaft gegenüber von einem Aktionär, Nutzniesser der Aktien oder Nominee jeweils nur im Umfang ausgeübt werden, wie dieser mit Stimmrecht im Aktienbuch eingetragen ist.	5.	Voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of shares or nominee only to the extent that such person is recorded in the share register with the right to exercise his, her or its voting rights.

Statuten / Articles of Association	12

III. Generalversammlung		III. Shareholders' Meeting

Artikel 10: Ordentliche und ausserordentliche Generalversammlungen		Article 10: Ordinary and Extraordinary Shareholders' Meetings

1.	Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs (6) Monaten nach Abschluss des Geschäftsjahrs statt.	1.	The ordinary shareholders' meeting shall be held annually within six (6) months after the close of the business year.

2.	Ausserordentliche Generalversammlungen werden einberufen, sooft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	2.	Extraordinary shareholders' meetings shall be convened whenever necessary, especially when provided for by law.

Artikel 11: Einberufung		Article 11: Convening

1.	Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.	1.	The shareholders' meeting shall be convened by the board of directors and, if need be, by the auditor. The liquidators shall also be entitled to convene a shareholders' meeting.

2.	Die Einberufungeiner Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens fünf (5) Prozent des Aktienkapitals oder der Stimmen vertreten, verlangt werden. Einberufung und Traktandierung werden schriftlich unter Angabe der Verhandlungsgegenstände und der Anträge anbegehrt. Der Verwaltungsrat hat die Generalversammlung innert sechzig (60) Tagen seit Empfang des Begehrens einzuberufen.	2.	One or more shareholders, representing at least five (5) percent of the share capital or of the votes of the Company, may also request that a shareholders' meeting be held. Such request and agenda items to be included must be submitted in writing, setting forth the items to be discussed and the proposals to be decided upon. The shareholders' meeting shall be convened by the board of directors within sixty (60) days of receipt of such a request.

3.	Die Generalversammlung ist spätestens zwanzig (20) Tage vor dem Versammlungstag durch eine Bekanntmachung gemäss Artikel 37: der Statuten einzuberufen. In der Einberufung sind neben Datum, Zeit, Art und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates, allfällige Anträge der Aktionäre samt kurzer Begründung und gegebenenfalls der Name und die Adresse des unabhängigen Stimmrechtsvertreters bekanntzugeben.	3.	At least twenty (20) days prior to the date of the shareholders' meeting, notice of the shareholders' meeting shall be given by way of an announcement pursuant to Ar- ticle 37: of these articles of association. The notice shall state the date, time, form and place of the meeting, the agenda as well as the proposals of the board of di- rectors, if necessary, the proposals of the shareholders, including a short explana- tion, and, if necessary, the name and the address of the independent proxy.

Statuten / Articles of Association	13

4.	Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführungeiner Sonderuntersuchung oder auf Wahl einer Revisionsstelle infolge eines Begehrens eines Aktionärs.	4.	No resolutions may be adopted regarding matters which have not been announced in this manner, except regarding a proposal to convene an extraordinary shareholders' meeting, to carry out a special investigation or to elect an auditor upon the request of a shareholder.

5.	Spätestens zwanzig (20) Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht (einschliesslich Lagebericht, Vergütungsbericht und, allfälliger Bericht über nichtfinanzielle Belange gemäss Art. 964c OR) und der Revisionsbericht zugänglich zu machen. Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär verlangen, dass ihm eine Ausfertigung der Dokumente rechtzeitig zugestellt wird.	5.	The annual report (including management report, compensation report and, if applicable, report on non-financial matters pursuant to article 964c CO) and the auditors' report must be made available for inspection by the shareholders at least twenty (20) days prior to the date of the ordinary shareholders' meeting. In case the documents are not made available electronically, any shareholder may request a copy of the documents to be provided in due time.

6.	Die Mitglieder des Verwaltungsrates und der Geschäftsleitung sind berechtigt, an der Generalversammlung teilzunehmen. Der Verwaltungsrat kann zu jedem Verhandlungsgegenstand Anträge stellen.	6.	The members of the board of directors and the executive management are entitled to take part in the shareholders' meeting. The board of directors can make proposals for each agenda item.

Artikel 12: Traktanden		Article 12: Agenda

1.	Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	1.	The board of directors shall state the items on the agenda.

2.	Aktionäre, welche insgesamt mindestens 0.5% des Aktienkapitals oder der Stimmen vertreten, können verlangen, dass ein Traktandum auf die Traktandenliste der Generalversammlung aufgenommen wird. Das Begehren um Traktandierung ist mindestens drei (3) Monate vor dem Jahrestag der letzten ordentlichen Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge beim Präsidenten des Verwaltungsrats einzureichen.	2.	One or more shareholders representing at least 0.5% of the total share capital or of the votes, may request items to be included in the agenda. Such requests have to be submitted to the chairperson of the board of directors at least three (3) months before the anniversary of the previous year's ordinary shareholder's meeting and shall be in writing, specifying the item and the proposals.

Statuten / Articles of Association	14

3.	Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehen Fällen.	3.	No resolution may be passed on motions concerning agenda items which have not been duly announced apart from those exceptions permitted by law.

Artikel 13: Tagungsort		Article 13: Venue

1.	Der Verwaltungsrat bestimmt den Tagungsort der Generalversammlung. Die Generalversammlung kann im Ausland durchgeführt werden, sofern ein unabhängiger Stimmrechtsvertreter bezeichnet wird.	1.	The board of directors shall determine the venue of the shareholders' meeting. The shareholders' meeting may be held abroad, provided that an independent proxy is designated.

2.	Bis zum 17. Januar 2030, kann die Generalversammlung mit elektronischen Mitteln ohne Tagungsort durchgeführt werden.	2.	Until 17 January 2030, the shareholders' meetings may be held by electronic means without a venue.

Artikel 14: Vorsitz, Protokolle		Article 14: Chair, Minutes

1.	Den Vorsitz der Generalversammlung führt der Präsident des Verwaltungsrates, bei dessen Verhinderung oder Unwilligkeit ein anderes Mitglied des Verwaltungsrates oder, falls alle anwesenden Mitglieder des Verwaltungsrates ablehnen oder kein Mitglied des Verwaltungsrats anwesend ist, ein anderer von der Generalversammlung gewählter Tagespräsident.	1.	The shareholders' meeting shall be chaired by the chairperson of the board, or, in her/his absence or unwillingness, by an- other member of the board of directors, or, if all the directors present decline to take the chair or fail to do so or if no director is present, by another person elected for that day by the shareholders' meeting.

2.	Der Verwaltungsrat sorgt für die Führung des Protokolls, das vom Vorsitzenden und vom Protokollführer zu unterzeichnen ist.	2.	The board of directors is responsible for keeping the minutes, which have to be signed by the chairperson and by the secretary.

3.	Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von dreissig (30) Tagen nach der Generalversammlung zugänglich gemacht wird. Die Beschlüsse und Wahlergebnisse sind unter Angabe der genauen Stimmenverhältnisse innerhalb von fünfzehn (15) Tagen nach der Generalversammlung auf elektronischem Weg zugänglich zu machen.	3.	Any shareholder may request access to the minutes within thirty (30) days following the shareholders' meeting. The resolutions and the election results with details of the exact proportions of votes cast shall be made electronically accessible within fifteen (15) days following the shareholders' meeting.

Statuten / Articles of Association	15

Artikel 15: Befugnisse		Article 15: Authorities

Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen die folgenden unübertragbaren Befugnisse zu:		The shareholders' meeting is the supreme corporate body of the Company and has the following non-transferable powers:

1.	Festsetzung und Änderung der Statuten;	1.	adoption and amendment of these articles of association;

2.	Wahl und Abberufung der Mitglieder des Verwaltungsrates, des Präsidenten des Verwaltungsrates, der Mitglieder des Vergütungsausschusses, der Revisionsstelle unddesunabhängigen Stimmrechtsvertreters;	2.	election and removal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the auditor and the independent proxy;

3.	Genehmigung des Lageberichts und allenfalls der Konzernrechnung;	3.	approval of the management report and the consolidated statements of account, if any;

4.	die Genehmigung des Berichts über nichtfinanzielle Belange gemäss Art. 964a ff. OR und jedes weiteren Berichts, welcher gemäss anwendbarem Recht einer Genehmigung durchdie Generalversammlung bedarf;	4.	approving the report on non-financial matters in accordance with art. 964a et seqq. of the CO and any other report that requires approval by the shareholders' meeting under applicable law, if and as applicable;

5.	Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende und der Gewinnbeteiligung der Mitglieder des Verwaltungsrats;	5.	approval of the financial statements and resolution on the use of the balance sheet profit, in particular on the declaration of dividends and of profit sharing by members of the board of directors;

6.	Genehmigung der Vergütung des Verwaltungsrates, der Geschäftsleitung und des Beirats gemäss Artikel 31: und Artikel 32: der Statuten;	6.	approval of the remuneration of the members of the board of directors, of the executive management and the advisory council, pursuant to Article 31: and Article 32: of these articles of association;

7.	Festsetzung der Zwischendividende und Genehmigung des dafür erforderlichen Zwischenabschlusses;	7.	adoption of the interim dividend and approval of the required interim financial statements;

Statuten / Articles of Association	16

8.	Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;	8.	resolution on the repayment of the statutory capital reserve;

9.	Entlastung der Mitglieder des Verwaltungsrates und der mit der Geschäftsleitung betrauten Personen;	9.	grant to discharge the members of the board of directors and the persons entrusted with management;

10.	Dekotierung der Beteiligungspapiere der Gesellschaft; und	10.	the delisting of the equity securities of the Company; and

11.	Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.	11.	passing of resolutions on matters which are reserved to the shareholders' meeting by law or by these articles of association.

Artikel 16: Beschlussfassung		Article 16: Resolutions, Quorum

1.	Jede Aktie berechtigt zu einer Stimme. Der Verwaltungsraterlässt Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung und legt die Anforderungen für Vollmachten fest. Jeder Aktionär kann sich in der Generalversammlung durch seinen gesetzlichen Vertreter oder einen Dritten vertreten lassen, welcher kein Aktionär sein muss. Die Berechtigung zur Vertretung eines Aktionärs ist in der Regel durch eine schriftliche Vollmacht des Aktionärs auszuweisen. Der Verwaltungsrat kann aber auch weitere Formen der Berechtigung gegenüber der Gesellschaft zulassen.	1.	Each share carries one vote. The board of directors shall issue procedural rules regarding the participation and representation at the shareholders' meeting and determine the requirements regarding proxies. Each shareholder may be represented at the shareholders' meeting by its legal representative or another person, who does not need to be a shareholder. In general, the authorization to represent a shareholder must be evidenced by a written proxy of the shareholder. However, the board of directors may also allow other forms of authorization vis-à-vis the Company.

2.	Jeder Aktionär kann sich vom unabhängigen Stimmrechtsvertreter vertreten lassen.	2.	Each shareholder may be represented by the independent proxy.

3.	Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.	3.	The shareholders' meeting shall adopt its resolutions and carry out its elections with the majority of the share votes represented, to the extent that neither the law nor these articles of association provide otherwise.

4.	Der Vorsitzende der Generalversammlung bestimmt, ob Abstimmungen und Wahlen elektronisch, offen oder schriftlich erfolgen. Im Falle einer Streitigkeit über die Zulässigkeit oder Ablehnung einer Stimme muss der Vorsitzende der Generalversammlung die Streitigkeit entscheiden, und seine Entscheidung, die in gutem Glauben getroffen wird, ist endgültig und verbindlich. Der Vorsitzende der Generalversammlung kann jederzeit anordnen, dass eine Beschlussfassung oder Wahl wiederholt wird, wenn er oder sie Zweifel an der Abstimmung hat. In diesem Fall gilt die vorherige Beschlussfassung oder Wahl als nicht erfolgt.	4.	The chairperson of the meeting shall decide whether voting on resolutions and elections be conducted electronically, by a show of hands or by a written ballot. In the case of any dispute as to the admission or rejection of a vote, the chairperson of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive. The chairperson of the meeting may at any time order that a resolution or election be repeated if he or she considers the vote to be in doubt; the resolution or election previously held shall then be deemed not to have taken place.

Statuten / Articles of Association	17

5.	Die Wahlen von Mitgliedern des Verwaltungsrates und des Vergütungsausschusses erfolgen jeweils einzeln.	5.	The members of the board of directors and the members of the compensation committee are elected individually.

6.	Jede Beschlussfassung oder Wahl der Generalversammlung setzt zu ihrer Gültigkeit im Zeitpunkt der Konstituierung der Generalversammlung ein Präsenzquorum von zwei an der Generalversammlung stimmberechtigten Aktionären oder deren Vertretern, welche zusammen mindestens 5% der ausgegebenen Aktien mit Stimmrechten halten, voraus. Die anwesenden Aktionäre oder deren Vertreter können mit der Behandlung der Traktanden fortfahren, selbst wenn Aktionäre oder deren Vertreter nach Bekanntgabe des Quorums durch den Vorsitzenden die Generalversammlung verlassen.	6.	The adoption of any resolution or election at the shareholders' meeting requires a quorum at the commencement of the meeting of two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. The shareholders or their proxies present at a shareholders' meeting may continue to transact business despite the withdrawal of shareholders or their proxies from such meeting following announcement of the presence quorum at that meeting.

Artikel 17: Wichtige Beschlüsse		Article 17: Important Resolutions

1.	Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:	1.	A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes and the majority of the represented share par values is required for:

	1. die Änderung des Gesellschaftszwecks;		1. the change of purpose of the Company;

	2. die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionären erforderlich ist;		2. the merging of shares, unless the approval of all the shareholders concerned is required;

Statuten / Articles of Association	18

3.	die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlagen oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;	3.	an increase of capital out of equity, against contributions in kind or by setting off a claim, and the granting of special benefits;

4.	die Einschränkung oder Aufhebung des Bezugsrechts;	4.	the limitation or withdrawal of the subscription right;

5.	die Einführung eines bedingten Kapitals, die Einführung eines Kapitalbands;	5.	the introduction of a conditional capital, the introduction of a capital band;

6.	die Umwandlung von Partizipationsscheinen in Aktien;	6.	the transformation of participation certificates into shares;

7.	die Beschränkung der Übertragbarkeit von Namenaktien;	7.	the restriction of the transferability of registered shares;

8.	die Einführungvon Stimmrechtsaktien;	8.	the creation of shares with privileged voting rights;

9.	den Wechsel der Währung des Aktienkapitals;	9.	the change of the currency of the share capital;

10.	die Einführung des Stichentscheids des Vorsitzenden inder Generalversammlung;	10.	the introduction of the casting vote of the chairperson of the shareholders' meeting;

11.	die Dekotierung der Beteiligungspapiere der Gesellschaft;	11.	the delisting of the equity securities of the Company;

12.	die Verlegung des Sitzes der Gesellschaft innerhalb der Schweiz sowie ins Ausland;	12.	the transfer of the registered office of the Company within Switzerland or abroad;

13.	die Einführung einer statutarischen Schiedsklausel; und	13.	the introduction of an arbitration clause in the articles of association; and

14.	die Auflösung der Gesellschaft.	14.	the dissolution of the Company.

Statuten / Articles of Association	19

2.	Vorbehaltlich anderer Beschlüsse, die gemäss diesen Statuten erforderlich sind, unterliegen Beschlüsse über die Fusion, Spaltung oder Umwandlung gelten die Bestimmungen des Schweizer Fusionsgesetzes.		2.	Subject to any other resolution required un- der these articles of association, resolutions on mergers, demergers, or conversions shall be governed by the Swiss Merger Act.

Artikel 18: Besondere Beschlüsse			Article 18: Special Resolutions

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen ist erforderlich für:			A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for:

	1.	die Änderung dieser Statuten zur Schaffung, Änderung oder Aufhebung besonderer Rechte oder Einschränkungen, die mit den Aktien einer Klasse oder Serie von Aktien verbunden sind; und		1.	the amendment of these articles of association to create, vary or delete any special rights or restrictions at- tached to the shares of any class or series of shares; and

	2.	die Änderung dieser Statuten, um die erforderlichen Beschlüsse gemäss Artikel 18: zu ändern.		2.	the amendment of these articles of association to alter the resolution re- quired under this Article 18:.

Artikel 19: Abstimmung über Vergütung			Article 19: Votes on Compensation

1.	Die Generalversammlung genehmigt an jeder ordentlichen Generalversammlung gesondert und bindend die Gesamtbeträge, die der Verwaltungsrat beantragt hat für (in US Dollars, Schweizer Franken oder einer anderen Währung):		1.	The shareholders' meeting shall approve at each ordinary shareholders' meeting, separately and bindingly, on the proposals by the board of directors regarding the aggregate amounts (expressed in U.S. dollars, Swiss francs or any other currency) of:

	1.	die maximale Vergütung des Verwaltungsrats gemäss Artikel 31: der Statuten, die für die Dauer bis zur nächsten ordentlichen Generalversammlung zur Auszahlung oder Zuteilung gelangen kann; und		1.	the maximum compensation of the board of directors pursuant to Article 31: of these articles of association for the term of office until the next ordinary shareholders' meeting that may be paid or allocated; and

Statuten / Articles of Association	20

	2.	die maximale Gesamtvergütung der Geschäftsleitung (fixe und variable Bestandteile) gemäss Artikel 32: der Statuten, die im folgenden Geschäftsjahr zur Auszahlung oder Zuteilung gelangen kann.		2.	the maximum overall compensation of the executive management (fixed and variable components) pursuant to Article 32: of these articles of as- sociation that may be paid or allo- cated in the subsequent business year.

2.	Der Verwaltungsrat kann die maximale Gesamtvergütung der Geschäftsleitung in einen maximalen Gesamtbetrag für fixe und einen für variable Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen. Der Verwaltungsrat kann der Generalversammlung zudem abweichende oder zusätzliche Anträge in Bezug auf die gleichen oder andere Zeitperioden zur Genehmigung vorlegen. Der Verwaltungsrat kann die Aktionäre an einer ordentlichen Generalversammlung um Genehmigung eines Gesamtbetrages oder eines Maximalgesamtbetrages der Vergütung des Verwaltungsrates bzw. der Geschäftsleitung ersuchen, sei es auf retrospektiver Basis, prospektiver Basis oder einer Kombination davon.		2.	The board of directors may split the maxi- mum overall compensation of the executive management to be proposed for approval into a maximum fixed and maximum variable compensation and submit the respective proposals for separate approval by the shareholders' meeting. Further, the board of directors may submit for approval by the shareholders' meeting deviating or additional proposals in relation to the same or different time periods. The board of directors may seek ratification or approval by the shareholders at an ordinary shareholder's meeting on a retrospective or prospective basis, or a combination thereof, of the aggregate amount or maximum aggregate amount, of compensation, respectively, of the board of directors and the executive management.

3.	Verweigert die Generalversammlung die Genehmigung der beantragten Vergütung bzw. der maximalen Gesamtvergütung, so kann der Verwaltungsrat an derselben Generalversammlung neue Anträge stellen, eine ausserordentliche Generalversammlung einberufen und diese neuen Anträge zur Genehmigung unterbreiten oder er kann die Anträge zur Vergütung retrospektiv von der nächsten ordentlichen Generalversammlung genehmigen lassen.		3.	If the shareholders' meeting does not approve the proposed amount of the fixed or variable compensation, as the case may be, the board of directors may either submit new proposals at the same shareholders' meeting, convene an extraordinary shareholders' meeting and make new proposals for approval or may submit the proposals regarding compensation for retrospective approval at the next ordinary shareholders' meeting.

4.	Die jeweiligen Gesamtbeträge verstehen sich inklusive sämtlicher Beiträge der Mitglieder des Verwaltungsrats bzw. der Geschäftsleitung sowie der Gesellschaft an die Sozialversicherungen und Einrichtungen der beruflichen Vorsorge (Arbeitnehmer- und Arbeitgeberbeiträge).		4.	The aggregate compensation amounts for members of the board of directors and the executive management are deemed to be inclusive of all social security and pension contributions of the members of the board of directors, the executive management and the Company, respectively (contributions by employee and employer).

Statuten / Articles of Association	21

5.	Die von der Generalversammlung genehmigten Vergütungen können von der Gesellschaft oder von ihr direkt oder indirekt kontrollierten Gesellschaften ausgezahlt werden.	5.	The compensation approved by the share- holders' meeting may be paid by the Company or by companies being directly or in- directly controlled by the Company.

6.	Die Generalversammlung führt eine Konsultativabstimmung über den vom Verwaltungsrat erstellten Vergütungsbericht durch.	6.	The shareholders' meeting shall cast a consultative vote on the compensation report issued by the board of directors.

Artikel 20: Unabhängiger Stimmrechtsvertreter		Article 20: Independent Proxy

1.	Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Wählbar sind natürliche Personen oder juristische Personen und andere Personengesellschaften.	1.	The shareholders' meeting elects an independent proxy. Natural persons as well as legal entities and partnerships are eligible for election.

2.	Die Amtsdauer des unabhängigen Stimmrechtsvertreters endet an der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Seine Pflichten richten sich nach den anwendbaren gesetzlichen Bestimmungen.	2.	The term of office of the independent proxy ends at the next ordinary shareholders' meeting. Re-election is possible. The duties of the independent proxy are governed by the relevant statutory provisions.

IV. Verwaltungsrat		IV. Board of Directors

Artikel 21: Anzahl, Amtsdauer, Konstituierung		Article 21: Number, Tenure, Organization

1.	Der Verwaltungsrat besteht aus mindestens drei (3) oder mehr Mitgliedern. Er wird in der Regel in der ordentlichen Generalversammlung und jeweils für die Dauer von einem Jahr gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit der nächsten ordentlichen Generalversammlung, bei der das Quorum erreicht wurde. Vorbehalten bleiben vorheriger Rücktritt und Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen. Die Mitglieder des Verwaltungsrates sind jederzeit wieder wählbar.	1.	The board of directors consists of three (3) or more members. The members of the board of directors shall, as a rule, be elected by the ordinary shareholders' meeting in each case for a term of office of one year. The term of office of the members of the board of directors shall, subject to prior resignation and removal, expire on the next ordinary shareholders' meeting at which there is a quorum. New members assume the remaining length of term of the mem- bers they replace. The members of the board of directors may be re-elected with- out limitation.

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2.	Der Verwaltungsrat konstituiert sich selbst vorbehaltlich der Wahl des Präsidenten. Er kann einen Sekretär bezeichnen, der nicht Mitglied des Verwaltungsrates oder Aktionär sein muss.	2.	The board of directors constitutes itself with the exception of the election of the chairperson. The board of directors may appoint a secretary who need not be a member of the board of directors or shareholder.

Artikel 22: Organisation und Protokoll		Article 22: Organization and Minutes

1.	Sitzungsordnung, Beschlussfähigkeit (Präsenzquorum) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement.	1.	The organization of the meetings, the presence quorum and the passing of resolutions of the board of directors shall be in compliance with the by-laws.

2.	Der Verwaltungsrat fasst seine Beschlüsse und vollzieht seine Wahlen mit der Mehrheit der abgegebenen Stimmen. Bei Stimmengleichheit hat der Vorsitzende keinen Stichentscheid.	2.	The board of directors adopts its resolutions and carries out its elections by means of the simple majority of the votes cast. In case of a tie, the chairperson does not have the casting vote.

3.	Sitzungen können mit elektronischen Mitteln ohne Tagungsort durchgeführt werden.	3.	Meetings may be held by electronic means without a meeting venue.

4.	Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer des Verwaltungsrates zu unterzeichnen.	4.	Minutes shall be kept of the deliberations and resolutions of the board of directors. The minutes shall be signed by the chairperson and the secretary of the meeting.

5.	Beschlüsse können auch auf schriftlichem Weg auf Papier oder in elektronischer Form gefasst werden, sofern nicht ein Mitglied mündliche Beratung verlangt. Bei Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich. Bei Beschlüssen auf schriftlichem Weg oder in elektronischer Form ist die absolute Mehrheit des Verwaltungsrates zur Beschlussfassung erforderlich.	5.	Resolutions may also be passed in writing on paper or in electronic form if no member requests that the resolution be dis- cussed in a meeting. No signature is required if the resolutions are passed by using electronic means. Such written resolutions and resolutions in electronic form shall only pass if adopted by the absolute majority of the votes of the board of directors.

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Artikel 23: Oberleitung, Delegation			Article 23: Ultimate Management, Delegation

1.	Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statutenoder Organisationsreglement einem anderen Organ der Gesellschaft übertragen sind.		1.	The board of directors is entrusted with the ultimate management of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the articles of association, or the by-laws.

2.	Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft an eine oder mehrere Personen, die entweder Mitglieder des Verwaltungsrates oder Dritte sind, delegieren. Er kann ein Organisationsreglement erlassen, welches auch weitergehende Regelungen zur Organisation und den Kompetenzen und Pflichten des Verwaltungsrates enthalten kann.		2.	The board of directors may delegate the management and the representation of the Company wholly or in part to one or sev- eral persons, being either members of the board of directors or third parties. The board of directors may adopt by-laws which may contain further provisions relat- ing to the organization and the authorities and duties of the board of directors.

Artikel 24: Aufgaben			Article 24: Duties

1.	Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:		1.	The board of directors has the following non-transferable and inalienable duties:

	1.	Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;		1.	to ultimately manage the Company and issue the necessary directives;

	2.	Festlegung der Organisation;		2.	to determine the organization;

	3.	Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;		3.	to structure the accounting system, the financial control and the financial planning;

	4.	Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelungder Zeichnungsberechtigung;		4.	to appoint and remove the persons entrusted with the management and the representation of the Company and to regulate signing authorities;

	5.	Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;		5.	to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law, the articles of association, the by-laws and directives;

Statuten / Articles of Association	24

	6.	Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;		6.	to prepare the business report as well as the shareholders' meeting and to implement the resolutions adopted by the shareholders' meeting;

	7.	Einreichung eines Gesuchs um Nachlassstundung und Benachrichtigung des Gerichts im Falle der Überschuldung;		7.	to file an application for a composition moratorium and to notify the court in the event of over-indebtedness;

	8.	Erstellung des Vergütungsberichts;		8.	to prepare the compensation report;

	9.	Beschlussfassung über die Feststellung von Kapitalveränderungen und daraus folgende Statutenänderungen; und		9.	to confirm changes in share capital and amend the articles of association accordingly; and

	10.	Prüfung der gesetzlichen Anforderungen an die Revisionsstelle.		10.	to examine the statutory requirements of the auditor.

2.	Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat jeweils für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung einen Ersatz. Der Ersatz für den Vergütungsausschuss muss ein Mitglied des Verwaltungsrats sein.		2.	If the Company does not have an independent proxy, the board of directors shall appoint a substitute for the time period until the conclusion of the next ordinary shareholders' meeting. The substitute for the compensation committee must be a member of the board of directors.

Artikel 25: Verwaltungsratsausschüsse			Article 25: Committees of the Board of Directors

1.	Der Verwaltungsrat kann aus seiner Mitte ständige Ausschüsse wählen. Artikel 26: der Statuten bleibt vorbehalten.		1.	The board of directors may elect committees among its members. Article 26: of these articles of association remains reserved.

2.	Der Verwaltungsrat bestimmt die Einzelheiten im Organisationsreglement oder in den anwendbaren Ausschussreglementen.		2.	The board of directors shall determine the details in the by-laws or in the applicable committee charters.

Artikel 26: Vergütungsausschuss			Article 26: Compensation Committee

1.	Der Vergütungsausschuss besteht aus mindestens drei (3) Mitgliedern des Verwaltungsrates, die von der Generalversammlung gewählt werden. Die Amtsdauer der Mitglieder des Vergütungsausschusses beträgt ein Jahr und endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.		1.	The compensation committee shall consist of at least three (3) members of the board of directors and shall be elected by the shareholders' meeting. The term of office of the members of the compensation committee shall be one year and shall end at the conclusion of the next ordinary shareholders' meeting. Re-election is possible.

Statuten / Articles of Association	25

2.	Ist der Vergütungsausschuss nicht vollständig besetzt, ernennt der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung.		2.	If there are vacancies on the compensation committee, the board of directors may ap- point substitute members from among its members for a term of office extending until completion of the next shareholders' meeting.

3.	Der Vergütungsausschuss hat die folgenden Aufgaben in Vergütungsfragen:		3.	The compensation committee has the following duties regarding compensation matters:

	1.	Vorbereitung und periodische Überarbeitung der Vergütungspolitik, Vergütungsstrategie und -prinzipien der Gesellschaft und der Leistungskriterien im Bereich der Vergütung und periodische Überprüfung der Umsetzung derselben sowie diesbezügliche Antragstellung und Abgabe von Empfehlungen an den Verwaltungsrat;		1.	preparation and periodical review of the Company's compensation policy, compensation strategy and principles and the performance criteria related to compensation and periodical review of their implementation as well as submission of proposals and recommendations to the board of directors;

	2.	Antragstellung an den Verwaltungsrat betreffend Grundsätze und Struktur der Vergütungspläne für die Geschäftsleitung;		2.	proposals to the board of directors regarding the principles and structure of the compensation plans for the executive management;

	3.	Unterstützung des Verwaltungsrats bei der Ausarbeitung der Anträge an die Generalversammlung betreffend Genehmigung der maximalen Vergütung des Verwaltungsrats sowie der maximalen Vergütung (feste Vergütung und variable Vergütung) der Mitglieder der Geschäftsleitung;		3.	support the board of directors in preparing the proposals to the shareholders' meeting regarding the approval of the maximum compensation of the board of directors as well as the maximum compensation (fixed compensation and variable compensation) of the executive management;

	4.	Vorlage des Vergütungsberichts an den Verwaltungsrat zur Genehmigung;		4.	submission of the compensation report to the board of directors for approval;

	5.	Information des Verwaltungsrats über Richtlinien, Programme und wichtige Entscheidungen sowie Vergleiche derVergütungsniveaus bei wichtigen Konkurrenten;		5.	information of the board of directors about policies, programs and key decisions as well as comparisons of compensation levels at key competitors;

Statuten / Articles of Association	26

	6.	regelmässige Berichterstattung an den Verwaltungsrat über Entscheidungen und Beratungendes Vergütungsausschusses; und		6.	regular reporting to the board of directors on the decisions and deliberations of the compensation committee; and

	7.	weitere Aufgaben und Kompetenzen, die ihm vom Verwaltungsrat übertragen wurden.		7.	further duties and responsibilities as delegated by the board of directors.

4.	Der Verwaltungsrat regelt allfällige weitere Aufgaben und Zuständigkeiten des Vergü- tungsausschuss im Organisationsreglement oder im anwendbaren Ausschussreglements		4.	The board of directors will provide for possible further duties and responsibilities of the compensation committee in the by-laws or applicable committee charter.

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V. Revisionsstelle		V. Auditor

Artikel 27: Wahl, Anforderungen		Article 27: Election, Qualification

1.	Die Generalversammlung wählt eine Revisionsstelle. Die Revisionsstelle ist in das Handelsregister einzutragen.	1.	The shareholders' meeting elects an audi- tor. The auditors must be registered in the commercial register.

2.	Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	2.	The auditors shall perform a regular audit of the Company's annual financial statements.

3.	Der Verwaltungsrat ist verpflichtet, die Einhaltung dieser Bestimmungen zu überwachen und der Generalversammlung eine Revisionsstelle zur Wahl vorzuschlagen, welche die entsprechenden Anforderungen erfüllt, insbesondere hinsichtlich fachlicher Qualifikation und Unabhängigkeit gemäss den Vorschriften des OR (Art. 727 ff.) und Revisionsaufsichtsgesetzes vom 16. Dezember 2005 in der jeweiligen Fassung.	3.	The board of directors shall monitor com- pliance with these provisions and nominate for election by the shareholders' meeting such auditors which meet the respective re- quirements, in particular, regarding quali- fication and independence pursuant to the provisions of the CO (art. 727 et seqq.) and the Swiss Audit Supervision Act of 16 De- cember 2005 in the relevant applicable ver- sion.

4.	Die Revisionsstelle wird für ein Geschäftsjahr gewählt. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Eine Wiederwahl ist möglich. Eine Abberufung ist nur aus wichtigen Gründen möglich.	4.	The auditor is elected for one business year. Its term of office terminates with the approval of the last financial statements. A re-election is possible. A dismissal is only possible for important reasons.

5.	Die Revisionsstelle hat die Rechte und Pflichten gemäss Art. 728 ff. OR.	5.	The auditors' rights and obligations are those foreseen in art. 728 et seqq. of the CO.

Artikel 28: Aufgaben		Article 28: Duties

1.	Wird eine Revisionsstelle bestimmt, obliegen ihr die gesetzlichen Rechte und Pflichten gemäss Art. 727 ff. OR.	1.	If an auditor is elected, its rights and obli- gations are those set forth in art. 727 et seqq. of the CO.

2.	Erfolgt eine ordentliche Revision, so muss die Revisionsstelle an der Generalversammlung anwesend sein.	2.	If an ordinary audit has taken place, the statutory auditor must be present at the shareholders' meeting.

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VI.		Vergütungen und damit zusammenhängende Bestimmungen	VI.		Compensation and Related Provisions

Artikel 29: Zulässige weitere Tätigkeiten			Article 29: Permitted Additional Activities

1.	Die Mitglieder des Verwaltungsrats dürfen je die folgenden weiteren Tätigkeiten in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausüben:		1.	The members of the board of directors may have the following other functions in comparable positions in other companies with commercial objects:

	1.	maximal sieben (7) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane von börsenkotierten Unternehmen; sowie zusätzlich		1.	up to seven (7) mandates as member of the board of directors or any other executive management or administrative body of listed companies; and, in addition

	2.	maximal fünfzehn (15) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane von Rechtseinheiten, welche nicht börsenkotiert sind.		2.	up to fifteen (15) mandates as mem- ber of the board of directors or any other executive management or ad- ministrative body of legal entities that are not listed.

2.	Die Mitglieder der Geschäftsleitung dürfen mit Genehmigung des Verwaltungsrates je die folgenden weiteren Tätigkeiten in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausüben:		2.	With the approval of the board of directors, the members of the executive management may have the following other functions in comparable positions in other companies with commercial objects:

	1.	maximal zwei (2) Mandate als Verwaltungsratsmitglied oder als Mitglied eines anderen obersten Leitungs- oder Verwaltungsorgans von börsenkotierten Unternehmen; sowie zusätzlich		1.	up to two (2) mandates as member of the board of directors or any other executive management or administrative body of listed companies; and, in addition

	2.	maximal sechs (6) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane in weiteren Rechtseinheiten, welche nicht börsenkotiert sind.		2.	up to six (6) mandates as member of the board of directors or any other executive management or administrative body of other legal entities that are not listed.

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3.	Die folgenden Mandate fallen nicht unter die Beschränkungen gemäss Absatz 1 und Absatz 2 dieses Artikel 29:		3.	The following mandates shall not be subject to the limitations set forth in paragraphs 1 and 2 of this Article 29:

	1.	Mandate in Unternehmen, die durch die Gesellschaft kontrolliert werden, die die Gesellschaft kontrollieren oder die mit der Gesellschaft unter gemeinsamer Kontrolle stehen;		1.	mandates in companies which are controlled by the Company, which control the Company or which are un- der common control with the Company;

	2.	Mandate, die auf Anordnung der Gesellschaft oder von dieser kontrollierten Gesellschaften wahrgenommen werden, kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf jedoch mehr als zehn (10) solche Mandate wahrnehmen; und		2.	mandates held at the request of the Company or companies controlled by it, provided however that no member of the board of directors or the executive management shall hold more than ten (10) such mandates; and

	3.	Mandate in Vereinen oder Verbänden, gemeinnützigen Organisationen, Stiftungen, Personalfürsorgestiftungen und ähnlichen Einrichtungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als fünfzehn (15) solche Mandate wahrnehmen.		3.	mandates in associations or federa- tions, charitable organizations, foun- dations, employee welfare founda- tions and other similar organizations. No member of the board of directors or the executive management shall hold more than fifteen (15) such man- dates.

Artikel 30: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrates und der Geschäftsleitung zugrunde liegen			Article 30: Agreements related to Compensation of Members of the Board of Directors and the Executive Management

1.	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Mandatsverträge oder andere Verträge über deren Vergütung als Verwaltungsräte abschliessen. Die Dauer von befristeten Verträgen darf die Amtsdauer eines Verwaltungsrates nicht überschreiten. Eine Erneuerung eines befristeten Vertrages ist zulässig.		1.	The Company or companies under its control may enter into mandate or other agreements with the members of the board of di- rectors regarding their compensation as di- rectors for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed a director's term of office. A renewal of a fixed term agreement is permissible.

Statuten / Articles of Association	30

2.	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge oder andere Verträge über deren Vergütung als Mitglieder der Geschäftsleitung abschliessen. Befristete Verträge haben eine Höchstdauer von einem (1) Jahr. Die Erneuerung eines befristeten Vertrages ist zulässig. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf (12) Monaten.	2.	The Company or companies under its control may enter into employment agreements or other agreements with the members of the executive management regarding their compensation as members of the executive management for an indefinite period or a fixed term. If the board of directors considers a fixed term appropriate, such fixed term shall not exceed one (1) year. The renewal of a fixed term agree- ment is permissible. Employment agreements for an indefinite term shall have a notice period of maximum twelve (12) months.

3.	Mitglieder der Geschäftsleitung können während der Kündigungsfrist von ihrer Arbeitspflicht befreit werden. Des Weiteren ist es zulässig, dass die Gesellschaft oder von ihr kontrollierte Gesellschaften Aufhebungs- oder ähnliche Vereinbarungen abschliessen.	3.	Members of the executive management may be released from their obligation of work during the notice period. Further, it shall be permissible for the Company or companies under its control to enter into termination or similar agreements.

4.	Die Vereinbarung von Konkurrenzverboten mit Mitgliedern der Geschäftsleitung für die Zeit nach Beendigung eines Arbeitsvertrags und deren Abgeltung ist zulässig, soweit dies geschäftsmässig begründet ist. Die Abgeltung eines solchen Konkurrenzverbots darf den Durchschnitt der Vergütung der letzten drei (3) Geschäftsjahre nicht übersteigen.	4.	Non-competition obligations for the time following termination of an employment contract with members of the executive management and the associated compensa- tion are permitted to the extent that they are justified from a business perspective. The compensation for such a non-competition obligations shall not exceed the average compensation of the last three (3) financial years.

Artikel 31: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrates		Article 31: Principles of Compensation relating to the Members of the Board of Directors

1.	Die Vergütung der Mitglieder des Verwaltungsrates besteht, unter Vorbehalt der Genehmigung durch die Generalversammlung, aus einer fixen Vergütung und kann auch variable Vergütungselemente umfassen. Die fixe Vergütung umfasst ein fixes Grundhonorar und fixe Entschädigungen für den Vorsitz und die Mitgliedschaften in den Verwaltungsratsausschüssen oder für Funktionen des Verwaltungsrats sowie eine pauschale Spesenentschädigung, die jeweils vom Gesamtverwaltungsrat auf Antrag des Vergütungsausschusses unter Vorbehalt und im Rahmen der durch die Generalversammlung genehmigten maximalen Gesamtvergütung festzusetzen sind. Eine variable Vergütung umfasst erfolgsabhängige Vergütungselemente und Finanzinstrumente (z.B. performance stock units (PSU)) und richtet sich nach dem Erreichungsgrad bestimmter vom Verwaltungsrat im Voraus definierter strategischer und finanzieller Unternehmensziele über eine vom festzulegende Leistungsperiode. Die Vergütung der Verwaltungsratsmitglieder wird in bar, in Form von Beteiligungsinstrumenten der Gesellschaft und anderen Leistungen ausgerichtet.	1.	Subject to approval by the shareholder's meeting, the compensation of the members of the board of directors consists of fixed compensation elements and may include variable compensation elements. The fixed compensation consists of a fixed base fee and fixed fees for chairpersonship and memberships in board committees or for roles of the board of directors as well as a lump sum compensation for expenses which are determined by the full board of directors based on the proposal of the compensation committee, subject to and within the limits of the aggregate maximum amounts approved by the shareholder's meeting. The variable compensation consists of performance-related compensation elements and financial instruments (e.g. performance stock units (PSU)) and depends on the achievement of strategic and/or financial targets set in advance by the board of directors over the course of a performance period defined by the board of directors. The compensation is awarded in cash, in form of equity instruments in the Company and other benefits.

Statuten / Articles of Association	31

2.	Sofern die Vergütung ganz oder teilweise in Form von Beteiligungsinstrumenten ausbezahlt wird, legt der Verwaltungsrat die Zuteilungsbedingungen, Vesting- Bedingungen, Ausübungsbedingungen und - fristen sowie allfällige Sperrfristen und Verfallsbedingungen fest.	2.	In case the compensation is paid in whole or in part in equity instruments, the board of directors shall determine the grant, vesting, exercise, selling, and forfeiture restrictions and conditions.

3.	Die Mitglieder des Verwaltungsrats können zusätzlich für Beratungsleistungen zugunsten der Gesellschaft oder anderer Konzerngesellschaften, die sie nicht in ihrer Funktion als Mitglied des Verwaltungsrats erbringen, nach marktüblichen Ansätzen in bar entschädigt werden unter Vorbehalt der Genehmigung urchdie Generalversammlung.	3.	The members of the board of directors providing consulting services to the Com- pany or any of its group companies in a function other than as members of the board of directors may be compensated in cash according to standard market rates subject to approval by the shareholders' meeting.

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Artikel 32: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung		Article 32: Principles of Compensation relating to the Members of the Executive Management

1.

Die Vergütung der Mitglieder der Geschäftsleitung besteht, unter Vorbehalt der Genehmigung durchdie Generalversammlung, aus einer fixen Vergütung sowie einer variablen Vergütung. Die fixe Vergütung umfasst das Grundgehalt und kann weitere Vergütungselemente und Leistungen umfassen. Die variable Vergütung kann aus kurzfristigen und langfristigen Vergütungselementen bestehen. Die Vergütung der Mitglieder der Geschäftsleitung wird in bar, in Form von Beteiligungsinstrumenten der Gesellschaft und anderen Leistungen ausgerichtet.

Die kurzfristige variable Vergütung richtet sich nach dem Erreichungsgrad bestimmter vom Verwaltungsrat im Voraus definierter Ziele über eine einjährige Leistungsperiode, die in der Regel dem Geschäftsjahr der Gesellschaft entspricht. Die Ziele werden für jedes Geschäftsleitungsmitglied unter Berücksichtigung seiner/ihrer Position, Verantwortung und Aufgaben jährlich vor oder zu Beginn der einjährigen Leistungsperiode vom Verwaltungsrat festgelegt. Auszahlungen unterliegen Obergrenzen, die als festgelegte Multiplikatoren der jeweiligen Zielwerte ausgedrückt werden können.

1.	Subject to approval by the shareholders' meeting, compensation for members of the executive management consists of fixed base compensation as well as variable compensation. The fixed compensation consists of the base compensation and may comprise additional compensation elements and benefits. The variable compensation may consist of short-term and long- term components. Compensation to members of the executive management may be awarded in cash, in form of equity instruments in the Company and other benefits.

			The short-term variable compensation de- pends on the achievement of targets set in advance by the board of directors over the course of a one-year performance period, which typically corresponds with the business year of the Company. Targets shall be determined on an annual basis for each member of the executive management, taking into account his/her position, responsibilities, and tasks, before or at the beginning of the one-year performance period. Pay-outs shall be subject to caps that may be expressed as pre-determined multipliers of the respective target levels.

2.	Die langfristige variable Vergütung berücksichtigt den nachhaltigen, langfristigen Erfolg und die strategischen Ziele der Gesellschaft. Erfolge werden üblicherweise anhand eines Zeitraumes von mehreren Jahren gemessen. Die langfristigen variablen Vergütungszahlungen unterliegen Obergrenzen, die als festgelegte Multiplikatoren der jeweiligen Zielwerte ausgedrückt werden können.	2.	The long-term variable compensation shall take into account the sustainable long-term performance and strategic objectives of the Company. Achievements are generally measured based on a period of several years. The long-term compensation pay- outs shall be subject to caps that may be ex- pressed as pre-determined multipliers of the respective target levels.

Statuten / Articles of Association	33

3.	Der Verwaltungsrat legt auf Antrag des Vergütungsausschusses Leistungskennzahlen, Zielhöhe und Zielerreichungsgrad owie Zuteilungsbedingungen, Vesting- Bedingungen, Ausübungsbedingungen und - fristen sowie allfällige Sperrfristen und Verfallsbedingungen in Bezug auf zuzuteilende Beteiligungsinstrumente. Die Bedingungen können insbesondere vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsverhältnisses Vesting- Bedingungen, Ausübungsbedingungen und - fristen, Sperrfristen und Verfallsbedingungen weiter gelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Beteiligungsinstrumente auf dem Markt erwerben oder unter Nutzung ihres bedingten Kapitals bereitstellen.	3.	The board of directors shall, at the request of the compensation committee, determine the performance metrics, target levels and target achievement as well as determine grant, vesting, exercise, selling, and forfei- ture restrictions and conditions and periods in relation to equity instruments to be awarded. In particular, the conditions may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre- determined events such as a change-of- control or termination of an employment or mandate agreement. The Company may procure the required equity instruments through purchases in the market or by using conditional share capital.

4.	Die Vergütung kann durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	4.	Compensation may be paid by the Company or companies under its control.

Artikel 33: Schadloshaltung		Article 33: Indemnification

1.

Unter Vorbehalt des OR und anderer anwendbarer Gesetze hält die Gesellschaft aktuelle und ehemalige Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben und gesetzlichen Vertreter für alle zulässigen Sanktionen, für die eine solche Person haftet oder haftbar gemacht werden kann, schadlos, und die Gesellschaft erstattet nach dem endgültigen Abschluss eines rechtmässigen Verfahrens die tatsächlich und angemessen angefallenen Auslagen, die dieser Person im Zusammenhang mit diesem Verfahren entstanden sind, vorausgesetzt , dass sich diese Schadloshaltung nicht auf Angelegenheiten bezieht, bei denen ein zuständiges Gericht bzw. zuständige Verwaltungsbehörde in einem nicht weiterziehbaren Entscheid befunden hat, dass eine dieser Personen ihre gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.

Vorbehältlich jeglicher Beschränkungen im OR oder anderen anwendbaren Gesetzen kann die Gesellschaft jede weitere Personen schadlos halten.

		1.

Subject to the CO and other applicable law, the Company shall indemnify the existing and former members of the board of directors and executive management of the Company, and their heirs, and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company shall, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding, provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to ap- peal, to have committed an intentional or grossly negligent breach of his or her statutory duties as a member of the board of directors or executive management of the Company.

Subject to any restrictions in the CO or other applicable law, the Company may indemnify any person.

Statuten / Articles of Association	34

2.	Für die Zwecke dieser Statuten bedeutet "zulässigen Sanktionen" ein Urteil, eine Geldstrafe oder eine Geldbusse, die in einem zulässigen Verfahren verhängt oder auferlegt wurde, oder ein Betrag, der im Rahmen eines Vergleichs für ein solches Verfahren gezahlt wurde.

Für die Zwecke dieser Statuten bedeutet "zulässiges Verfahren" ein drohendes, hängiges oder abgeschlossenes Gerichtsverfahren oder eine Untersuchung, in der ein aktuelles oder ehemaliges Verwaltungsratsmitglied oder ein aktuelles oder ehemaliges Geschäftsleitungsmitglied ("berechtigte Partei") oder deren Erbe oder gesetzlicher Vertreter der berechtigten Partei aufgrund der Tatsache, dass die berechtigte Partei Verwaltungsratsmitglied oder Geschäftsleitungsmitglied der Gesellschaft ist bzw. war, (i) als Partei vorgeladen ist oder werden kann, oder (ii) haftbar gemacht wird oder werden kann für ein Urteil, eine Geldstrafe oder Geldbusse oder für Kosten, Aufwendungen und Ausgaben im Zusammenhang mit dem Verfahren (einschliesslich Rechts- und anderer Gebühren, jedoch ohne Urteile, Geldstrafen, Geldbussen oder Beträge, die im Rahmen eines Vergleichs eines Verfahrens gezahlt wurden).	2.	For the purposes of these articles of association, "eligible penalty" means a judgement, penalty or fine awarded or imposed in, or an amount paid for in settlement of, an eligible proceeding.

For the purposes of these articles of association, "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or member of executive management or former member of executive management (an "eligible party") or any of the heirs and le- gal personal representatives of the eligible party, by reason of the eligible party being or having been a director or member of executive management of the Company (i) is or may be joined as a party, or (ii) is or may be liable for or in respect of a judgement, penalty or fine in, or costs, charges, and expenses (including legal and other fees, but excluding judgements, penalties, fine or amounts paid in settlement of a proceeding) related to the proceeding.

Statuten / Articles of Association	35

Artikel 34: Darlehen, Kredite, Vorsorgeleistungen ausserhalb der beruflichen Vorsorge, Sicherheiten		Article 34: Loans, Credits, Pension Benefits other than from Occupational Pension Funds, Securities

1.	Die Gesellschaft oder von ihr kontrollierte Gesellschaften dürfen den Mitgliedern des Verwaltungsrats und der Geschäftsleitung keine Darlehen gewähren.	1.	The Company or companies under its con- trol shall not grant any loans to members of the board of directors or the executive management.

2.	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können den Mitgliedern des Verwaltungsrates und der Geschäftsleitung über die berufliche Vorsorge hinausgehende Vorsorgeleistungen gewähren, welche die zuletzt ausbezahlte jährliche Vergütung des jeweiligen Mitglieds des Verwaltungsrates oder der Geschäftsleitung nicht übersteigen.	2.	The Company or companies controlled by it may grant to members of the board of di- rectors and the executive management post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the board of directors or the executive management last paid.

Artikel 35: Zusatzbetrag für Vergütungen für neue Mitglieder der Geschäftsleitung		Article 35: Additional Amounts of Compensation for new Members of the Executive Management

1.	Soweit neue Mitglieder der Geschäftsleitung ernannt werden und ihre Stelle antreten, nachdem die Generalversammlung die maximale Gesamtvergütung für die Mitglieder der Geschäftsleitung für das kommende Geschäftsjahr genehmigt hat, darf die Gesellschaft und von ihr kontrollierte Gesellschaften diesen neuen Mitgliedern eine Vergütung von je maximal 40% der von der Generalversammlung letztmals für die Geschäftsleitung genehmigten maximalen Gesamtvergütung ausgerichtet werden.	1.	If newly appointed members of the executive management take office after the shareholders' meeting has approved the aggregate maximum amount of compensation of the members of the executive management for the next business year, such newly appointed members may receive from the Company or companies under its control, a compensation in each case of up to 40% of the last aggregate maximum amount of compensation for the executive management approved by the shareholders' meeting.

2.	Dieser Zusatzbetrag darf nur verwendet werden, wenn der von der Generalversammlung beschlossene Gesamtbetrag der Vergütungen der Geschäftsleitung bis zur nächsten ordentlichen Generalversammlung nicht ausreicht für Vergütungen der neuen Mitglieder. Über den verwendeten Zusatzbetrag stimmtdie Generalversammlung nicht ab.	2.	This additional amount of compensation may only be paid, if the aggregate amount of compensation for the executive management that has been approved by the share- holders' meeting until the next shareholders' meeting is not sufficient to compensate the newly appointed members. The share- holders' meeting may not vote on this ad- ditional amount.

Statuten / Articles of Association	36

3.	Die Gesellschaft darf im Rahmen dieses Zusatzbetrags einem neu eintretenden Mitglied der Geschäftsleitung eine zusätzliche einmalige Vergütung in bar und/oder in Form von Beteiligungsinstrumenten zum Ausgleich von durch den Stellenwechsel erlittenen Nachteilen gewähren. Reicht der Zusatzbetrag zum Ausgleich der genannten Nachteile nicht aus, so ist der den Zusatzbetrag übersteigende Betrag der Antrittsprämie durch die nächste ordentliche Generalversammlung zu genehmigen.	3.	Within this additional amount of compensation, the Company can provide additional one-off remuneration in cash and/or equity instruments to compensate a newly joining member of the executive management for disadvantages incurred in connection with the change of employment. If the additional amount is not sufficient to compensate for the disadvantages, the part of the bonus surpassing the additional amount has to be approved by the next ordinary shareholders' meeting.

VII. Verschiedenes		VII. Miscellaneous

Artikel 36: Geschäftsjahr, Jahresrechnung		Article 36: Business Year, Financial Statements

1.	Der Verwaltungsrat bestimmt den Beginn und das Ende eines Geschäftsjahrs.	1.	The board of directors determines the be- ginning and the end of the business year.

2.	Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang, wird gemäss den Vorschriften des OR aufgestellt.	2.	The financial statements, consisting of the profit and loss statement, the balance sheet and the annex, shall be drawn up in accord- ance with the provisions of the CO.

Artikel 37: Mitteilungen und Bekanntmachungen		Article 37: Notices and Announcements

1.	Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt (SHAB). Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.	1.	The publication instrument of the Company is the Swiss Official Gazette of Commerce. The board of directors may determine other organs of publication.

2.	Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt (SHAB) und/oder können stattdessen oder zusätzlich versandt werden (i) per Brief an ihre im Aktienregister eingetragenen Adressen, der mit normaler Post verschickt wird, (ii) per E- Mail oder (iii) in einer anderen Form, die der Verwaltungsrat für angemessen hält.	2.	Notices by the Company to the shareholders and other announcements may be validly given by publication in the Swiss Official Gazette of Commerce and/or instead or in addition be sent (i) by letter to the ad- dresses registered in the share register sent by ordinary mail, (ii) by e-mail, or (iii) in any other form the board of directors deems appropriate.

Statuten / Articles of Association	37

Artikel 38: Liquidation		Article 38: Liquidation

1.	Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	1.	The liquidation shall be carried out by the board of directors to the extent that the shareholders' meeting has not entrusted the same to other persons.

2.	Die Liquidation der Gesellschaft erfolgt nach Massgabe der Art. 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	2.	The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

Artikel 39: Gerichtsstand		Article 39: Jurisdiction

1.	Der ausschliessliche Gerichtsstand für sämtliche aus dem Gesellschaftsverhältnis entstehenden Streitigkeiten befindet sich am Sitz der Gesellschaft.	1.	The exclusive place of jurisdiction for all disputes arising from the corporate relationship shall be at the registered office of the Company.

2.	Unbeschadet des im vorstehenden Absatz vereinbarten Gerichtsstands kann die Gesellschaft, falls sie es vorzieht, ihre Organe oder Aktionäre an deren ordentlichem Gerichtsstand bei dem sachlich zuständigen Gericht belangen.	2.	Without prejudice to the place of jurisdiction agreed in the preceding paragraph, the Company may, if it so prefers, take legal action against its executive bodies or shareholders before the competent court at their ordinary place of jurisdiction.

Artikel 40: Verbindlicher Originaltext		Article 40: Original Text Binding

Massgebender Text der vorliegenden Statuten ist der deutsche Text.		The authoritative text of these articles of asso- ciation is the German text.

Zug, Schweiz, 19. Juni 2025		Zug, Switzerland, 19 June 2025

Statuten / Articles of Association	38

Statuten / Articles of Association	39

Statuten / Articles of Association	40